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                                                                      EXHIBIT 15

September 19, 2002

Premcor Inc.
8182 Maryland Ave.
Clayton, Missouri

We have made a review, in accordance with standards established by the American Institute of Certified Public Accountants, of the unaudited interim financial information of The Premcor Refining Group Inc. and subsidiaries for the six-month periods ended June 30, 2002 and 2001, as indicated in our report dated August 5, 2002, because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above is being used in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

DELOITTE & TOUCHE LLP
St. Louis, Missouri